Exhibit 99.5

D.B.S. Satellite Services (1998) Ltd. Condensed Interim Financial Statements as of March 31, 2014

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Table of Contents	Page

Auditors’ Review Report	2
Condensed Interim Statements of Financial Position	3
Condensed Interim Statements of Income	5
Condensed Interim Statements of Comprehensive Income	6
Condensed Interim Statements of Changes in Equity	7
Condensed Interim Statements of Cash Flows	9
Notes to the Condensed Interim Financial Statements	11

Somekh Chaikin	Telephone	972 3 684 8000
KPMG Millennium Tower	Fax	972 3 684 8444
17 Ha’arbah St. PO Box 609, Tel Aviv 61006	Website:	www.kpmg.co.il
Israel

Auditors’ Review Report to the Shareholders of
D.B.S. Satellite Services (1998) Ltd.

Introduction

We have reviewed the accompanying financial information from D.B.S. Satellite Services (1998) Ltd. (“the Company), including the condensed interim statement of financial position as of March 31, 2014, and the condensed interim statements of income, comprehensive income, changes in equity deficit, and cash flows for the three month period then ended. The Board of Directors and Management are responsible for preparing and presenting the financial information for this interim period in accordance with IAS 34 - Interim Financial Reporting. They are also responsible for preparing the financial information for this interim period in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express an opinion concerning the financial information for this interim period based on our review.

Scope

We conducted our review in accordance with Review Standard 1 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity established by the Institute of Certified Public Accountants in Israel. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to be assured that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that this financial information is not prepared, in all material respects, in accordance with IAS 34.

Additionally, based on our review, nothing has come to our attention that causes us to believe that this financial information does not conform, in all material respects, to the disclosure provisions set forth in Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Without qualifying our conclusion, we draw attention to Note 4, concerning the Company's financial position.

Sincerely,

/s/ Somekh Chaikin
Somekh Chaikin
CPAs

May 25, 2014
Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Financial Position as of

	March 31 2014	March 31 2013	December 31 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands

Assets
Cash and cash equivalents	118,425	72,999	125,263
Trade receivables	165,792	159,550	164,277
Other receivables	5,229	4,618	1,615
Total current assets	289,446	237,167	291,155

Broadcasting rights - net of exercised rights	420,416	391,451	416,598
Property, plant and equipment, net	788,322	749,052	775,131
Intangible assets, net	137,420	105,964	133,728
Total non-current assets	1,346,158	1,246,467	1,325,457

Total assets	1,635,604	1,483,634	1,616,612

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Financial Position as of

	March 31 2014	March 31 2013	December 31 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Liabilities
Credit from banks	13,586	62,253	35,785
Current maturities on bonds	290,167	184,565	292,168
Trade payables	456,485	405,617	467,929
Other payables	169,431	162,093	161,318
Provisions	8,795	7,709	12,360
Total current liabilities	938,464	822,237	969,560
Bonds and bank loans	1,382,592	1,427,446	1,387,616
Loans from shareholders	3,660,806	3,184,589	3,571,900
Other long-term liabilities	25,261	66,276	24,931
Employee benefits	5,420	5,455	5,779
Total non-current liabilities	5,074,079	4,683,766	4,990,226
Total liabilities	6,012,543	5,506,003	5,959,786
Equity deficit
Share capital	29	29	29
Share premium	85,557	85,557	85,557
Options	48,219	48,219	48,219
Capital reserves	1,537,271	1,537,271	1,537,271
Capital reserve for share-based payments	10,280	10,280	10,280
Retained losses	(6,058,295)	(5,703,725)	(6,024,530)
Total equity deficit	(4,376,939)	(4,022,369)	(4,343,174)
Total liabilities and equity	1,635,604	1,483,634	1,616,612

/s/ David Efrati	/s/ Ron Eilon	/s/ Micky Neiman
David Efrati	Ron Eilon	Micky Neiman
Authorized to sign as Chairman of the Board (See Note 8)	CEO	CFO

Financial statements approval date:  May 25, 2014

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Income

	For the three months ended		For the year ended
	March 31, 2014	March 31, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Revenues	423,724	403,541	1,635,216
Cost of revenues	268,750	258,114	1,051,618
Gross profit	154,974	145,427	583,598
Sales and marketing expenses	39,614	39,119	153,712
General and administrative expenses	42,478	38,879	162,372
Operating profit	72,882	67,429	267,514
Finance expenses	33,467	31,752	167,677
Finance income	(15,912)	(2,661)	(6,979)
Finance expenses for shareholder loans, net	88,906	98,847	486,158
Finance expenses, net	106,461	127,938	646,856
Loss before income tax	(33,579)	(60,509)	(379,342)
Income tax	186	192	1,352
Loss for the period	(33,765)	(60,701)	(380,694)

Basic and diluted loss per share (NIS)	1,129	2,030	12,734

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Comprehensive Income

	For the three months ended		For the year ended
	March 31, 2014	March 31, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands

Loss for the period	(33,765)	(60,701)	(380,694)
Items of other comprehensive income that will not be transferred to profit or loss
Actuarial gains (losses) on a defined benefit plan	-	166	(646)
Total other comprehensive income (loss) for the period that will not be transferred to profit or loss	-	166	(646)
Total comprehensive loss for the period	(33,765)	(60,535)	(381,340)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Changes in Equity Deficit

	Share capital	Share premium	Options	Capital reserve	Capital reserve for share-based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands
For the three months ended March 31, 2014 (unaudited)
Balance as of January 1, 2014 (audited)	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(33,765)	(33,765)
Other comprehensive income for the period	-	-	-	-	-	-	-
Total comprehensive loss for the period	-	-	-	-	-	(33,765)	(33,765)
Balance as of March 31, 2014 (unaudited)	29	85,557	48,219	1,537,271	10,280	(6,058,295)	(4,376,939)

For the three months ended March 31, 2013 (unaudited)
Balance as of January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the period
Loss for the period	-	-	-	-	-	(60,701)	(60,701)
Other comprehensive income for the period	-	-	-	-	-	166	166
Total comprehensive loss for the period	-	-	-	-	-	(60,535)	(60,535)
Balance as of March 31, 2013 (unaudited)	29	85,557	48,219	1,537,271	10,280	(5,703,725)	(4,022,369)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Changes in Equity (Contd.)

	Share capital	Share premium	Options	Capital reserves	Capital reserve for share-based payments	Retained losses	Total
	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands	NIS Thousands

For the year ended December 31, 2013 (audited)
Balance as of January 1, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(5,643,190)	(3,961,834)
Total comprehensive loss for the year
Loss for the year	-	-	-	-	-	(380,694)	(380,694)
Other comprehensive loss for the year	-	-	-	-	-	(646)	(646)
Total comprehensive loss for the year	-	-	-	-	-	(381,340)	(381,340)
Balance as of December 31, 2013 (audited)	29	85,557	48,219	1,537,271	10,280	(6,024,530)	(4,343,174)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Cash Flows

	For the three months ended		For the year ended
	March 31, 2014	March 31, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from operating activities
Loss for the period	(33,765)	(60,701)	(380,694)
Adjustments:

Depreciation and amortization	69,731	61,953	262,735
Finance expenses, net	107,412	123,244	633,376
Losses (gains) from sale of property, plant and equipment	356	800	320
Income tax expenses	186	192	1,352

Change in trade receivables	(1,515)	3,493	(1,234)
Change in other receivables	(3,613)	(2,944)	59
Change in broadcasting rights net of exercised rights	(3,818)	(14,102)	(39,249)
Change in trade and other payables	(21,475)	10,055	16,076
Change in employee benefits	(359)	(216)	(704)

	146,905	182,475	872,731
Income taxes paid	(272)	(192)	(1,550)

Net cash from operating activities	112,868	121,581	490,487

Cash flows from investing activities
Proceeds from the sale of property, plant and equipment	67	35	474
Purchase of property, plant and equipment	(64,617)	(75,656)	(260,110)
Payments for software and licenses	(13,191)	(13,990)	(63,638)
Net cash used in investing activities	(77,741)	(89,611)	(323,274)

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Condensed Interim Financial Statements as of March 31, 2014

Condensed Interim Statements of Cash Flows (Contd.)

	For the three months ended		For the year ended
	March 31, 2014	March 31, 2013	December 31, 2013
	(unaudited)	(unaudited)	(audited)
	NIS Thousands	NIS Thousands	NIS Thousands
Cash flows from financing activities
Repayment of bond principal	-	-	(223,355)
Short-term bank credit and loans, net	(18,597)	(7,069)	(33,537)
Payment for finance lease liabilities	(1,073)	-	(2,766)
Interest paid	(22,295)	(24,018)	(121,352)
Bond issues, net	-	72,116	339,060
Net cash from (used in) financing activities	(41,965)	41,029	(41,950)

Increase (decrease) in cash and cash equivalents	(6,838)	72,999	125,263
Cash and cash equivalents at the beginning of the year	125,263	-	-
Cash and cash equivalents at the end of the year	118,425	72,999	125,263

The notes to the condensed interim financial statements are an integral part thereof.

D.B.S. Satellite Services (1998) Ltd.
Notes to the Condensed Interim Financial Statements

NOTE 1 - THE REPORTING ENTITY

D.B.S. Satellite Services (1998) Ltd. (“the Company”) was incorporated in Israel in 1998 and has its main offices in 6 HaYozma Street, Kfar Saba.

The Company holds a Ministry of Communications license for satellite television broadcasts (“the License”). The License is valid until January 2017, and may be extended for additional six-year periods, subject to certain conditions. The Company’s operations are subject, inter alia, to the Communications (Telecommunications and Broadcasts) Law, 1982 (“the Communications Law”) and the regulations and rules enacted thereunder, and to the terms of the License.

Bezeq - The Israel Telecommunication Corporation Ltd. ("Bezeq") holds 49.78% of the Company's issued capital, and options for an additional 8.6% of the Company's issued capital, which Bezeq may exercise subject to Bezeq and the Company meeting the terms of the merger specified by the Antitrust Authority. The Company’s remaining shares are held by Eurocom DBS Ltd. Voting rights granted by these shares are held by a trustee, under an irrevocable letter of appointment and authorization, and pursuant to the Antitrust Commissioner’s decision stating, inter alia, that he must use the shares as an owner.

On March 26, 2014, Bezeq received the Antitrust Authority’s decision, whereby, subject to certain conditions, the restrictions imposed on the Eurocom Group concerning its continued holding of the Company would be repealed, and the merger between the Company and Bezeq would be permitted.

NOTE 2 - BASIS OF PREPARATION

A.	Statement of Compliance

The condensed interim financial statements were prepared in accordance with IAS 34 - Interim Financial Reporting, and does not include all the information required to be presented in the full annual financial statements. These condensed statements should be read in conjunction with the financial statements for the year ended December 31, 2013 (“the Annual Statements”). In addition, these statements were prepared in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

The condensed interim financial statements were approved by the Board of Directors on May 25, 2014.

B.	Use of estimates and judgment

In preparing these condensed financial statements according to IFRS, Management is required to exercise judgment and use assessments, estimates, and assumptions which affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. It is clarified that actual results may differ from these estimates.

Management’s judgment in applying the Company’s accounting policies and the key assumptions used in assessments involving uncertainty, are consistent with those applied in preparing the annual financial statements.

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES

Principal accounting policies were applied in these interim financial statements in a manner that is consistent with their application in the Annual Statements for the year ended December 31, 2013, except for the following:

First-time application of new standards

Starting January 1, 2014, the Company applies the amendment to IAS 32 - Financial Instruments: Presentation, concerning the offsetting of financial assets and liabilities. Application of the amended standard did not materially affect the Company’s financial statements.

D.B.S. Satellite Services (1998) Ltd.
Notes to the Condensed Interim Financial Statements

NOTE 3 - PRINCIPAL ACCOUNTING POLICIES  (CONTD.)

New standards and interpretations not yet adopted

Integrated amendment to IAS 16 - Property, Plant and Equipment and IAS 38 - Intangible Assets, issued in May 2014 (“the Amendment”).

The Amendment clarifies the acceptable methods of depreciation and amortization. Application of the Amendment is mandatory starting with the financial statements for annual periods starting on or after January 1, 2016, and is applied prospectively. Early adoption of the Amendment is possible, subject to certain disclosure requirements. The Company will study the implications of the Amendment’s adoption on its financial statements.

NOTE 4 - THE COMPANY’S FINANCIAL POSITION

A.
Since starting its operations, the Company has accumulated considerable losses. The Company’s loss in 2013 amounted to NIS 381 million, and its loss in the three months ended March 31, 2014, amounted to NIS 34 million. As a result of these losses, as of March 31, 2014, the Company had an equity deficit and a working capital deficit of NIS 4,377 million and NIS 649 million, respectively.

B.	1.
As of March 31, 2014, the Company complied with the financial covenants established under its financing and bond agreements. As of March 31, 2014, the Company complied with the debt/EBITDA ratio covenant established in Deed of Trust B (the Company’s debt/EBITDA ratio as of March 31, 2014, was 3). Furthermore, the Company complied with the debt//EBITDA ratio covenant specified by the 2012 Bonds (as of March 31, 2014, the Company's debt/EBITDA ratio was 2.75), and the debt/(E-C) ratio covenant specified by the 2012 Bonds (as of March 31, 2014, the debt/(E-C) ratio was 8).

2.	For information concerning additional debt raising subsequent to the reporting period, see Note 7 below.

3.	For information concerning the upgrade of the Company’s rating subsequent to the reporting period, see Note 7 below.

4.
Management estimates that the financing resources available to the Company, which include, inter alia, the working capital deficit and its debt raising activities, will be sufficient for the Company’s operating needs in the coming year, based on the forecasted cash flows approved by the Company’s Board of Directors. Should additional resources be required to meet the Company’s operating needs in the coming year, the Company will adjust its operations so as not to require additional resources beyond those currently at its disposal.

NOTE 5 - CONTINGENT LIABILITIES

Legal actions

Various legal actions have been filed or are pending against the Company (in this section: “Legal Actions”).

Based, inter alia, on the opinion of its legal counsel concerning the chances for success of these Legal Actions, Management believes that adequate provisions have been included in the financial statements, where such provisions are required, to cover the Company’s exposure from the said Legal Actions.

As of March 31, 2014, the Company’s exposure to Legal Actions brought against the Company on various matters, totalled NIS 152.503 million. These amounts and all amounts of the claims detailed in this Note do not include linkage and interest.

Below are details of material claims pending against the Company as of March 31, 2014, classified into groups with similar characteristics.

D.B.S. Satellite Services (1998) Ltd.
Notes to the Condensed Interim Financial Statements

A.	Employee claims

In the normal course of business, collective and individual claims have been file against the Company by its employees and former employees. These claims primarily concern allegations of non-payment of salary components and delay in salary payments. As of March 31, 2014, these claims totaled NIS 77.038 million. Based on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 1.939 million, where provisions are required to cover the Company's exposure to such claims.

B.	Customer claims

In the normal course of business, claims have been filed against the Company by its customers. These are mainly applications for approval as class actions (and subsequent actions) which usually concern claims of unlawful charges and complaints concerning services provided by the Company. As of March 31, 2014, these claims totaled NIS 74.475 million. Based, among other things, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 6.226 million, where provisions are required to cover the Company's exposure to such claims.

C.	Supplier and communication provider claims

In the normal course of business, various Legal Actions have been brought against the Company by suppliers of goods and/or services to the Company. As of March 31, 2014, these claims totaled NIS 990,000. Based, among other things, on the opinion of its legal counsel concerning the chances of success of these claims, Management believes that adequate provisions have been included in the financial statements, to the amount of NIS 100,000, where provisions are required to cover the Company's exposure to such claims.

NOTE 6 - FINANCIAL INSTRUMENTS

Fair value

A.	Fair value vs. carrying amount

The carrying amount of certain financial assets and financial liabilities including cash and cash equivalents, trade receivables, other receivables, deposits, derivatives, bank credit, long- and short-term loans and credit, trade payables, other payables, matches or is near their fair value. The fair value of other financial assets and financial liabilities and their respective carrying amounts presented in the statement of financial position, are as follows:

	As of March 31, 2014
	Carrying amount	Fair value
	NIS Thousands

Bonds, including accrued interest and bank loans	1,730,275	1,941,583

	As of March 31, 2013
	Carrying amount	Fair value
	NIS Thousands

Bonds, including accrued interest	1,650,446	1,693,633

D.B.S. Satellite Services (1998) Ltd.
Notes to the Condensed Interim Financial Statements

NOTE 6 - FINANCIAL INSTRUMENTS (CONTD.)

Fair value (contd.)

	As of December 31, 2013
	Carrying amount	Fair value
	NIS Thousands

Bonds, including accrued interest	1,712,923	1,933,242

B.	Fair value hierarchy

The fair value of financial instruments measured at fair value is assessed according to the fair value level in the hierarchy.

The various levels are defined as follows:

•	Level 1: Quoted (non-adjusted) prices on an active market for identical instruments.

•	Level 2: Directly or indirectly observed data, not included in Level 1 as aforesaid.

•	Level 3: Data not based on observed market data.

C.	Data concerning Level 2 fair value measurement

As of March 31, 2014, the Company made a number of forward transactions to reduce its exposure to fluctuations in the USD exchange rate. The fair value of these forward transactions was determined by using market-observed data. The net fair value of these forward transactions as of March 31, 2014 (liability) totaled NIS 3.4 million.

NOTE 7 - MATERIAL EVENTS SUBSEQUENT TO THE REPORTING PERIOD

A.
On April 1, 2014, S&P Maalot set an -ilA rating for additional bonds to be issued by the Company up to a total par value amount of NIS 250 million. This issue will be effected as a new bonds issue or as an expansion of an existing series.

B.
In April 2014, the Company carried out an additional issue of Bonds (Series A), effected as an expansion of the series by a total of NIS 253 million, and an additional issue of Bonds (Series B), effected as an expansion of the series by a total of NIS 47 million. For information concerning the terms of these bonds, see Note 14 to the financial statements for December 31, 2013.

C.	On April 30, 2014, S&P Maalot upgraded its rating for the Company and the Company's bonds to ilA (stable), and put the rating on its watch list with a positive outlook.

D.
Subsequent to the reporting period, applications for approval of class actions were filed against the Company with a total value of NIS 42 million. As of the financial statements’ approval date, it was not yet possible to assess the chances of success of these actions. It is noted that, in Note 20(2)a to its financial statements for December 31, 2013, following exposure of which the Company was aware prior to the filing of one of the said applications, the Company included an amount of NIS 25 million in its exposure balance in respect of the said application.

D.B.S. Satellite Services (1998) Ltd.
Notes to the Condensed Interim Financial Statements

NOTE 8 - APPOINTMENT OF A CHAIRPERSON FOR THE FINANCIAL STATEMENTS APPROVAL MEETING

On the date of approval of the financial statements the Company’s Board of Directors did not have an incumbent Chairperson. Consequently, on May 25, 2014, the Company’s Board of Directors authorized David Efrati, a director in the Company, to chair the Board of Directors meeting in which the financial statements were approved, and to sign the Company's financial statements for March 31, 2014.